UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to ________

Commission file number: 001-33067

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SELECTIVE INSURANCE RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Selective Insurance Group, Inc.
40 Wantage Avenue
Branchville, NJ 07890

SELECTIVE INSURANCE RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule
December 31, 2009 and 2008
(With Report of Independent Registered Public Accounting Firm Thereon)

Selective Insurance Retirement Savings Plan

Table of Contents

*   Schedules required by Form 5500 that are not applicable have been omitted.

Report of Independent Registered Public Accounting Firm

To the Salary and Employee Benefits Committee of Selective Insurance Company of America:

We have audited the accompanying statements of net assets available for plan benefits of the Selective Insurance Retirement Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

/s/ KPMG LLP
New York, New York
May 26, 2010

Selective Insurance Retirement Savings Plan

Statements of Net Assets
Available for Plan Benefits
as of December 31, 2009 and 2008

	2009	2008
Plan Assets:

Investments, at fair value
Mutual funds	$126,592,401	92,477,865
Common trust fund	26,683,634	24,314,519
Selective Insurance Group, Inc. common stock	2,833,208	4,014,990
Participant loans receivable	2,883,143	2,656,936
Participant self-directed investments	255,015	99,859
Total investments at fair value	159,247,401	123,564,169

Employee contribution receivable	346,912	-
Participant loan interest receivable	6,531	-
Employer contribution receivable	318,658	76,281
Net assets available for benefits at fair value	159,919,502	123,640,450

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(801,301)	227,926

Net assets available for plan benefits	$159,118,201	123,868,376

See accompanying notes to financial statements.

Selective Insurance Retirement Savings Plan

Statement of Changes in Net Assets
Available for Plan Benefits
Year ended December 31, 2009

Additions to net assets attributable to:
Investment income:
Net appreciation in fair value of investments	$23,753,729
Dividends	1,984,590
Interest	1,546,476
Participant loan interest	185,082
Net investment gain	27,469,877
Contributions:
Participants	10,516,472
Participant rollovers	400,028
Employer (net of forfeitures of $715,486)	6,030,919
Total contributions	16,947,419
Total additions	44,417,296

Deductions from net assets attributable to:
Distributions to participants	(9,167,471)
Total deductions	(9,167,471)

Net increase in net assets available for plan benefits	35,249,825

Net assets available for plan benefits at beginning of year	123,868,376
Net assets available for plan benefits at end of year	$159,118,201

See accompanying notes to financial statements.

Selective Insurance Retirement Savings Plan

Notes to Financial Statements
December 31, 2009 and 2008

(1)          Plan Description

The following description of the Selective Insurance Retirement Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

(a)          General

The Plan was originally established effective July 1, 1980 and most recently was amended and restated effective November 1, 2009.  This amendment and restatement as well as other amendments during the year did not have a significant impact on the Plan.

The Plan is a defined contribution retirement savings plan, which covers substantially all regular full-time and part-time employees of Selective Insurance Company of America (the “Company”) who are paid on a United States payroll.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  Participants direct the investment of all contributions, including the Company’s contributions, among a variety of available investment options.  Eligible employees of the Company may begin participation upon commencement of employment.  The Company is the Plan sponsor.  T. Rowe Price Retirement Plan Services, Inc. (“T. Rowe Price”) provides the majority of the recordkeeping services for the Plan.  The recordkeeping for the participant self-directed investments is provided by Pershing, LLC, a wholly-owned subsidiary of The Bank of New York Mellon Corporation.  The members of the Salary and Employee Benefits Committee of the Board of Directors of the Company are the Plan trustees.

(b)          Plan Participants Contributions

Participants may contribute 2% to 50% of their base pay and annual cash incentive pay to the Plan on a pre-tax and/or after-tax basis, through payroll deductions, which, in the aggregate, may not exceed 50% of their annual base pay.  Total pre-tax contributions may not exceed the Internal Revenue Service (“IRS”) limit of $16,500 for 2009.  Participants age 50 or over may also make additional “catch-up” contributions to their accounts on a pre-tax basis of up to $5,500 for 2009.  Highly compensated employees may have their contributions limited further at the discretion of the Plan’s sponsor.  Participants may also contribute amounts representing eligible rollover distributions from other qualified plans.  New employees are automatically enrolled in the Plan unless they elect to opt-out.

(c)          Company Contributions

For eligible employees hired on or before December 31, 2005, the Company makes matching contributions in an amount equal to 65 cents per dollar on the first 7% of the base pay contributed by a participant (the “regular matching contribution”).

In addition to the regular matching contribution, eligible employees hired after December 31, 2005 receive, following one year of service, a Company match, dollar for dollar, of the employee’s contribution up to 2% of the employee’s base pay and a non-elective contribution to the Plan equal to 2% of the employee’s base pay effective with the first pay period following one year of service.  These enhanced benefits are provided to employees hired after December 31, 2005 as they are not eligible to participate in the Retirement Income Plan for Selective Insurance Company of America.

The Company does not match participants’ catch-up contributions or participant contributions made from annual cash incentive pay.  Company matching and non-elective contributions are invested at the direction of the participant.

Selective Insurance Retirement Savings Plan

Notes to Financial Statements
December 31, 2009 and 2008

(d)          Administrative Expenses

Expenses incurred by the Plan may be paid directly by the Company or through the use of forfeitures.

(e)          Participants’ Accounts

Each participant’s account is credited with the participant’s contributions, the appropriate amount of the Company’s contributions, and investment income (or loss) arising out of the vehicles in which the participant’s account were invested, net of fund expenses.

(f)          Vesting

Participants’ contributions and earnings or losses thereon are fully vested at all times. Company contributions and earnings or losses thereon vest in accordance with the following schedules:

Matching Contributions:

Years of Vesting Service	Vesting Percentage
Less than two	0%
Two but less than three	20
Three but less than four	40
Four but less than five	60
Five but less than six	80
Six or more	100

Non-elective Contributions:

Years of Vesting Service	Vesting Percentage
Less than three	0%
Three or more	100

A participant’s Company contribution account balance becomes 100% vested in the case of death, total disability, or at age 65, if the employee is still in service at the time.

(g)          Forfeited Accounts

Forfeited balances were $153,308 at December 31, 2009 and $267,500 at December 31, 2008.  In 2009, forfeited amounts of $715,486 were used to reduce the Company’s contributions.  All forfeited amounts are used to reduce the Company contributions made and/or pay administrative expenses of the Plan.

(h)          Withdrawals

During employment, a participant may make withdrawals of all or certain portions of his or her vested account balance subject to certain restrictions as set forth in the Plan document. Certain withdrawals, such as hardship withdrawals, preclude the participant from making further contributions or withdrawals under the Plan for six months after the receipt of the distribution.

Selective Insurance Retirement Savings Plan

Notes to Financial Statements
December 31, 2009 and 2008

(i)           Benefit Payments

The benefit to which a participant is entitled is provided from the vested portion of a participant’s account.  Upon termination of service, if a participant’s vested account balance does not exceed $1,000, the vested value is distributed in the form of a lump-sum payment. If the vested account balance exceeds $1,000, the participant may request a lump-sum payment or may elect to defer distribution up until age 65, as set forth in the Plan.  Upon a participant’s death, the entire vested account balance is distributed to the participant’s beneficiary in the form of a lump-sum payment.

(j)           Participant Loans

Participants may borrow, from their before-tax account or rollover account, a minimum of $1,000 up to a maximum equal to the lesser of:  (i) $50,000, reduced for participants with prior loans by the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date the loan is made; or (ii) 50% of their vested pre-tax and rollover account balance.  Loans used to purchase a primary residence can be repaid over fifteen years.  Loans for all other purposes must be repaid within five years.  Principal and interest is repaid through bi-weekly payroll deductions.  Interest is determined at the time of the loan at a rate equal to prime plus 1%.

In recent years, including 2009 and 2008, the Company identified various operational errors related to the repayment of participant loans to the Plan that management does not believe are material.  All errors identified have been corrected as of December 31, 2009.

(2)          Summary of Significant Accounting Policies

(a)          Adoption of Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (“FASB”) issued guidance under Accounting Standards Codification (“ASC”) 820 Fair Value Measurements and Disclosures, which was formerly referred to as FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.  This guidance addresses the factors that determine whether there has been a significant decrease in the volume and level of activity for an asset or liability when compared to the normal market activity.  Under this guidance, if the reporting entity has determined that the volume and level of activity has significantly decreased and transactions are not orderly, further analysis is required and significant adjustments to the quoted prices or transactions may be needed.  This guidance was effective for interim and annual reporting periods ending after June 15, 2009 and the adoption did not have a material impact on the Plan’s financial condition or results of operations.  The adoption of this guidance is reflected, where applicable, throughout these financial statements.

Selective Insurance Retirement Savings Plan

Notes to Financial Statements
December 31, 2009 and 2008

In June 2009, the FASB issued guidance under ASC 105, Generally Accepted Accounting Principles, which was formerly referred to as FASB Statement of Financial Accounting Standards No. 168, FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – A Replacement of FASB Statement No. 162.  This guidance establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative U.S. generally accepted accounting principles (“GAAP”) for nongovernmental entities.  The Codification supercedes all existing non-Securities and Exchange Commission (“SEC”) accounting and reporting standards.  Rules and interpretive releases of the SEC under authority of federal security laws remain authoritative GAAP for SEC registrants.  This guidance and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009.  As the Codification did not change existing GAAP, the adoption did not have an impact on the Plan’s financial condition or results of operations.

In September 2009, the FASB issued ASC Update 2009-12, Fair Value Measurements and Disclosures (Topic 820) - Investment in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent).  This update provides guidance on estimating the fair value of a company’s investments in investment companies when the investment does not have a readily determinable fair value.  It permits the use of the investment’s net asset value as a practical expedient to determine fair value.  This guidance also required additional disclosure of the attributes of these investments such as:  (i) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees.  This guidance is effective for periods ending after December 15, 2009.  The adoption did not have a material impact on the Plan’s financial condition or results of operations and all applicable disclosures are included in these financial statements.

In January 2010, the FASB issued ASC Update 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements.  This guidance requires:  (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.  This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years with early adoption permitted.

(b)          Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with GAAP.

(c)          Use of Estimates

The preparation of the financial statements in conformity with GAAP requires the Plan’s management to:  (i) make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein; and (ii) disclose contingent assets and liabilities.  Actual results may differ from such estimates and assumptions.

Selective Insurance Retirement Savings Plan

Notes to Financial Statements
December 31, 2009 and 2008

(d)	Fair Value Measurement of Investments

The fair values of the Plan’s investment portfolio are generated using various valuation techniques and are placed into the fair value hierarchy considering the following:  (i) the highest priority is given to quoted prices in active markets for identical assets (Level 1); (ii) the next highest priority is given to quoted prices in markets that are not active or inputs that are observable either directly or indirectly, including quoted prices for similar assets in markets that are not active and other inputs that can be derived principally from, or corroborated by, observable market data for substantially the full term of the assets (Level 2); and (iii) the lowest priority is given to unobservable inputs supported by little or no market activity and that reflect the assumptions about the exit price, including assumptions that market participants would use in pricing the asset (Level 3).  An asset’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.

The techniques used to value the Plan’s investments are as follows:
•
For valuations of the mutual funds, the Company utilizes a market approach wherein the quoted prices in the active market for identical assets are used.  All of the mutual funds are traded in active markets at their net asset value per share.  There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.  These investments are classified as Level 1 in the fair value hierarchy;

•
For valuations of the Selective Insurance Group, Inc. (“SIGI”) common stock as well as the participant self-directed investments, the Company utilizes a market approach wherein the quoted price in the active market for identical assets is used.  These investments are classified as Level 1 in the fair value hierarchy;

•
For valuation of the T. Rowe Price Stable Value Collective Trust Fund (the “Trust”) fair value is based on using the Plan’s ownership interest in the reported net asset value at fair value.  There are no imposed redemption restrictions nor does the Plan have any contractual obligations to further invest in the Trust.  See Note 3, “Investments” below for a further description of the Trust.  This investment is classified as Level 2 in the fair value hierarchy; and

•	The valuation of the participant loans is the current principal outstanding at the reporting date. The Company has determined that cost approximates fair value as:
o	The weighted average interest rate of the loans outstanding is not significantly different than the interest rate for loans issued at the end of the 2009 Plan year;
o	There have been very low default rates on the participant loans based on historical trends and there have been no material participant loan defaults in the Plan; and
o
If there is a default, the Plan’s investment in the participant loan will be classified as a distribution to the participant thereby limiting any further obligation by the Plan for the participant’s account.

These loans are classified as Level 3 in the fair value hierarchy.

(e)	Income Recognition

Purchases and sales of securities are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date.  Interest income is recorded when earned.

Selective Insurance Retirement Savings Plan

Notes to Financial Statements
December 31, 2009 and 2008

(f)	Risk and Uncertainties

The Plan investment options include various investment securities, which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk.  It is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across the participant-directed fund elections.  Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of investments in SIGI common stock and potentially the individual investments under the participant self-directed investment option of the Plan.  Investment decisions are made, and the resulting risks are borne, exclusively by the Plan participant who made such decisions.

The Plan invests indirectly in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans.  The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

(g)	Payment of Benefits

Benefits are recorded when paid.

(3)	Investments

The following investments represent 5% or more of the Plan’s net assets:
	Fair Value	Fair Value
	2009	2008
T. Rowe Price Mutual Funds:
Equity Income Fund
1,062,817 and 1,077,198 shares, respectively	$22,308,536	18,398,546
Mid-Cap Growth Fund
372,711 and 372,059 shares, respectively	17,700,034	12,155,175
Small-Cap Value Fund
533,803 and 535,649 shares, respectively	15,736,508	12,587,743
Growth Stock Fund
324,653 shares	8,931,192	*

Other Mutual Funds:
Vanguard Total Bond Market Index Fund
1,233,429 shares	12,765,994	*
Artio International Equity II I Fund
950,057 and 888,990 shares, respectively	11,191,668	8,801,001
Western Asset Core Plus Bond I Fund
1,376,488 shares	*	11,947,919

T. Rowe Price Common Collective Trust Fund:
Stable Value Common Trust Fund
25,882,332 and 24,542,445 shares, respectively	26,683,634	24,314,519

*The investment was either not part of the Plan or was less than 5% of the Plan’s net assets available for Plan benefits in this year.

Selective Insurance Retirement Savings Plan

Notes to Financial Statements
December 31, 2009 and 2008

The Trust’s one-year total return was 4.04% and 4.52% for 2009 and 2008, respectively.  The thirty-day effective yield, also known as the crediting interest rate, was 4.17% at December 31, 2009 and 3.97% at December 31, 2008.  Both the one-year total return and the thirty-day effective yield are net of the annual trustee fees.  For both 2009 and 2008, the annual trustee fee was 0.32%.  The crediting interest rate is calculated on a daily basis.

The Trust is a fully benefit-responsive fund invested primarily in synthetic investment contracts.  Synthetic investment contracts are a combination of underlying assets that are held by the Trust and wrap contracts issued by financially responsible third parties, typically banks, insurance companies, or other financial services institutions.  The issuer of a wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund permitted participant-initiated withdrawals from the Trust.  In the event that the issuer of a wrap contract is unable to fulfill its obligation, the Trust may have to recognize the fair value of the underlying assets.  These values may be less than contract value and could result in a loss of principal and/or a reduction in earnings for its investors.  There are currently no reserves against contract value for credit risk of these contract issuers.

The existence of certain conditions can limit the Trust’s ability to transact at contract value with the issuers of its investment contracts.  Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal.  Examples of such events include, but are not limited to, partial or complete legal termination of the Trust or a unitholder, tax disqualification of the Trust or a unitholder, and certain Trust amendments if issuers’ consent is not obtained.  According to the audited financial statements of the Trust as of December 31, 2009, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable.  To the extent a unitholder suffers a tax disqualification or legal termination event, under normal circumstances it is anticipated that liquid assets would be available to satisfy the redemption of such unitholder’s interest in the Trust without the need to access investment contracts.

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value as of December 31, 2009:
		Fair Value Measurements at 12/31/09 Using
Description	Assets Measured at Fair Value at 12/31/09	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:
Large Cap equity funds	$37,335,481	37,335,481	-	-
Target Date blended funds	28,033,789	28,033,789	-	-
Mid Cap equity fund	17,700,034	17,700,034	-	-
Small Cap equity fund	15,736,508	15,736,508	-	-
Fixed Income fund	12,765,994	12,765,994	-	-
International equity fund	11,191,668	11,191,668	-	-
Real Estate fund	2,128,296	2,128,296	-	-
Money Market fund	881,438	881,438	-	-
Inflation Protection fund	819,193	819,193	-	-
Common Trust fund	26,683,634	-	26,683,634	-
SIGI common stock	2,833,208	2,833,208	-	-
Participant loans receivable	2,883,143	-	-	2,883,143
Participant self-directed investments	255,015	255,015	-	-
	$159,247,401	129,680,624	26,683,634	2,883,143

Selective Insurance Retirement Savings Plan

Notes to Financial Statements
December 31, 2009 and 2008

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value as of December 31, 2008:
		Fair Value Measurements at 12/31/08 Using
Description	Assets Measured at Fair Value at 12/31/08	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$92,477,865	92,477,865	-	-
Common trust fund	24,314,519	-	24,314,519	-
SIGI common stock	4,014,990	4,014,990	-	-
Participant loans receivable	2,656,936	-	-	2,656,936
Participant self-directed investments	99,859	99,859	-	-
	$123,564,169	96,592,714	24,314,519	2,656,936

The following table presents a reconciliation of Level 3 assets measured at fair value for the period January 1, 2009 to December 31, 2009 and for the period January 1, 2008 to December 31, 2008:

	2009	2008
	Level 3 Assets	Level 3 Assets
Beginning balance as of January 1	$2,656,936	2,568,598
Principal repayments	(1,099,028)	(1,002,390)
Loan withdrawals	1,494,163	1,356,808
Deemed distributions	(168,928)	(266,080)
Ending balance as of December 31	$2,883,143	2,656,936

For 2009, the Plan’s net appreciation in fair value of investments (including investments bought and sold, as well as held during the year) is comprised of the following:

2009
Mutual funds	$24,758,674
SIGI common stock	(1,132,960)
Participant self-directed investments	128,015
$23,753,729

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in all their Company contributions.

(5)	Federal Income Tax Status
The IRS has determined and informed the Company by a letter dated December 13, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination letter, the Plan sponsor believes that the Plan is designed and, with the exception of the immaterial items noted below, is currently being operated in compliance with the applicable requirements of the IRC.

During the past several years, various operational issues were identified that have been corrected under the Voluntary Compliance or Self-Correction Programs within the IRS’s Employee Plans Compliance Resolution System (“EPCRS”).  In April and October 2009, the Company received IRS approval of its proposed corrective actions that were filed under the IRS’s Voluntary Compliance Program in 2008 and 2009, respectively.  All operational issues, both individually and in the aggregate, are immaterial to the Plan’s net assets and financial condition as of December 31, 2009 and 2008 and for the year ended December 31, 2009.

Selective Insurance Retirement Savings Plan

Notes to Financial Statements
December 31, 2009 and 2008

(6)	Party-in-Interest Transactions

Certain investments of the Plan are shares of mutual funds and the Trust, which are administered by an affiliate of T. Rowe Price, the recordkeeper of the Plan, and T. Rowe Price Trust Company, Inc., the custodian of the Plan.  These investments represent $121,521,989, or 76% of total net assets available for plan benefits at fair value at December 31, 2009 and $91,607,368, or 74% of total net assets available for plan benefits at fair value at December 31, 2008.

Plan investments in shares of common stock issued by SIGI were $2,833,208, or 2% of total net assets available for plan benefits at fair value at December 31, 2009 and $4,014,990, or 3% of total net assets available for plan benefits at fair value at December 31, 2008.  The Company, a wholly-owned subsidiary of SIGI, is the Plan sponsor.

(7)	Plan Investment Option Changes

Effective March 2, 2009, the Vanguard Federal Money Market Fund, Vanguard Inflation-Protected Securities Fund and Vanguard Total Bond Market Index Fund were added as investment options available to participants.  The SIGI common stock fund was closed to new contributions effective March 9, 2009.  For participants in the SIGI common stock fund who did not change their contribution election, contributions made after March 9, 2009 previously designated to the SIGI common stock fund were directed to the retirement date fund with the target date closest to the year in which the participant turns 65.  Existing balances will remain in SIGI common stock unless directed otherwise by the participant.  The Western Asset Core Plus Bond I Fund was closed on March 31, 2009 and contributions made after this date previously designated to this fund, as well as existing balances in this fund, were transferred to Vanguard Total Bond Market Index Fund unless otherwise directed by the participant.  In addition, as a result of the Vanguard Federal Money Market Fund closing to new investments in 2009, the Plan added the Vanguard Prime Money Market Fund.  Effective August 31, 2009, contributions previously designated to, as well as existing balances of the Vanguard Federal Money Market Fund were transferred to the Vanguard Prime Money Market Fund unless otherwise directed by the participant.

(8)	Subsequent Events
On January 29, 2010, as a result of the SIGI common stock fund no longer being offered to Plan participants, SIGI withdrew from registration all securities registered under the Plan that remained unsold as of that date.  As a result, the Company will no longer be required to file future Plan financial statements with the SEC.  The Company noted no additional subsequent events in its evaluation through May 26, 2010, the date on which these financial statements were issued.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the financial statements to IRS Form 5500:

	2009	2008
Net assets available for plan benefits
per the financial statements	$159,118,201	123,868,376

Adjustment from contract value to fair market value for fully
benefit-responsive investment contracts	801,301	(227,926)

Net assets per Form 5500	$159,919,502	123,640,450

Selective Insurance Retirement Savings Plan

Notes to Financial Statements
December 31, 2009 and 2008

The following is a reconciliation of total additions per the financial statements to Form 5500:

2009
Total additions per the financial statements	$44,417,296

Adjustment from contract value to fair market value for fully benefit-responsive investment contracts:
2008	227,926
2009	801,301

Total income per Form 5500	$45,446,523

Selective Insurance Retirement Savings Plan

Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2009

Identity of issue	Description	Shares	Fair Value
*Selective Insurance Group, Inc. common stock	Common Stock	172,231	$2,833,208

*T. Rowe Price Stable Value Common Trust Fund	Common Trust Fund	25,882,332	26,683,634

*T. Rowe Price Mutual Funds
Equity Income Fund	Mutual Fund	1,062,817	22,308,536
Mid-Cap Growth Fund	Mutual Fund	372,711	17,700,034
Small-Cap Value Fund	Mutual Fund	533,803	15,736,508
Growth Stock Fund	Mutual Fund	324,653	8,931,192
Retirement 2030 Fund	Mutual Fund	388,721	5,877,463
Retirement 2020 Fund	Mutual Fund	376,204	5,492,582
Retirement 2025 Fund	Mutual Fund	427,538	4,536,179
Retirement 2015 Fund	Mutual Fund	361,199	3,853,996
Retirement 2010 Fund	Mutual Fund	158,196	2,206,833
Retirement 2035 Fund	Mutual Fund	272,231	2,899,264
Real Estate Fund	Mutual Fund	153,890	2,128,296
Retirement 2040 Fund	Mutual Fund	87,496	1,325,564
Retirement 2045 Fund	Mutual Fund	55,276	558,286
Retirement 2050 Fund	Mutual Fund	59,536	504,868
Retirement Income Fund	Mutual Fund	27,301	333,347
Retirement 2005 Fund	Mutual Fund	23,429	244,601
Retirement 2055 Fund	Mutual Fund	23,963	200,806

Other Mutual Funds:
Vanguard Total Bond Market Index Fund	Mutual Fund	1,233,429	12,765,994
Artio International Equity II I Fund	Mutual Fund	950,057	11,191,668
Vanguard Institutional Index Fund	Mutual Fund	59,774	6,095,753
Vanguard Prime Money Market Fund	Mutual Fund	881,438	881,438
Vanguard Inflation-Protected Securities Fund	Mutual Fund	65,274	819,193
Total Mutual Funds			126,592,401

*Participant self-directed investments	various		255,015

*Participant loans receivable	341 loans		2,883,143
interest rates from 4.25% to 9.25%
maturity through 2024
Total Investments at Fair Value			$159,247,401

*Party-in-interest as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

Signature

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Salary and Employee Benefits Committee of Selective Insurance Company of America has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Selective Insurance Retirement Savings Plan

Date: May 26, 2010	By: /s/ Steven B. Woods
Steven B. Woods
Chairman, Salary and Employee Benefits Committee,
Selective Insurance Company of America

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm